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             May 13, 2021

       Jun Chen
       Chief Executive Officer
       ZYQC Group Holding Ltd
       Zhongminshidai Square #12 Sungang RD
       Luohu District, Shenzhen China 58100

                                                        Re: ZYQC Group Holding
Ltd
                                                            Amendment No. 2 to
Form 10-12G
                                                            Filed April 16,
2021
                                                            File No. 000-56110

       Dear Mr. Chen:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




             Sincerely,


             Division of Corporation Finance

             Office of Trade & Services